15025525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Back Bay Life Science Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Boylston Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter F. Flynn (617) 367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/18

KH 3/19

OATH OR AFFIRMATION

I, Peter F. Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Back Bay Life Science Advisory, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

LINDA A. POLI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 6, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Back Bay Life Science Advisory, LLC

We have audited the accompanying financial statements of Back Bay Life Science Advisory, LLC (a Massachusetts limited liability company) (the "Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Back Bay Life Science Advisory, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

BACK BAY LIFE SCIENCE ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	13,995
Prepaid expenses		1,812
	$	15,807

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	5,601
Member's equity:		
Member contributions		35,770
Accumulated deficit		(25,564)
		10,206
	$	15,807

See notes to financial statements

BACK BAY LIFE SCIENCE ADVISORY, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Operating expenses:		
Professional fees	$	5,000
FINRA refund		(1,216)
Other expenses		625
		4,409
Net loss	$	(4,409)

See notes to financial statements

BACK BAY LIFE SCIENCE ADVISORY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2014

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2014	$ 29,990	$ (21,155)	$ 8,835
Net loss	-	(4,409)	(4,409)
Member contributions	5,780	-	5,780
Balance, December 31, 2014	$ 35,770	$ (25,564)	$ 10,206

See notes to financial statements

BACK BAY LIFE SCIENCE ADVISORY, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(4,409)
Changes in operating assets and liabilities:		
Prepaid expenses		(591)
Accrued expenses		(780)
Net cash used for operating activities		(5,780)
Cash flows from financing activities:		
Member contributions		5,780
Net change in cash during the year		-
Cash, beginning of year		13,995
Cash, end of year	$	13,995

See notes to financial statements

BACK BAY LIFE SCIENCE ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 **Organization and nature of business**

Back Bay Life Science Advisory, LLC (the "Company") was formed in May, 2011 and is a Massachusetts limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

The Company is a wholly owned subsidiary of Back Bay Strategies, LLC.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses approximate fair value due to the short term nature of these assets and liabilities.

BACK BAY LIFE SCIENCE ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Note 2 **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events
The Company has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company's net capital was $8,394, which was $3,394 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 66.73%.

Note 4 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 2 **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events
The Company has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company's net capital was $8,394, which was $3,394 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 66.73%.

Note 4 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

BACK BAY LIFE SCIENCE ADVISORY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2014

Capital		
Member contributions	$	35,770
Accumulated deficit		(25,564)
		10,206
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses		(1,812)
Net capital	$	8,394
Aggregate indebtedness		
Accrued expenses	$	5,601
Computation of basic net capital requirement		
Minimum net capital required	$	373
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	3,394
Net capital less 120% of minimum dollar net capital required	$	2,394
Percentage of aggregate indebtedness to net capital		66.73%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's part II (unaudited) focus report	$	8,394
Net capital per above	$	8,394

BACK BAY LIFE SCIENCE ADVISORY, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2014

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Back Bay Life Science Advisory, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Back Bay Life Science Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Back Bay Life Science Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Back Bay Life Science Advisory, LLC stated that Back Bay Life Science Advisory, LLC met the identified exemption provisions throughout the period ended December 31, 2014, without exception. Back Bay Life Science Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Back Bay Life Science Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 25, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Assertions Regarding Exemption Provisions

I, as the managing member of Back Bay Life Science Life Science Advisory LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2014 to December 31, 2014.

By:

Jonathan Gertler, managing member

2/17/15

(Date)